Filed by Fusion Fuel Green Limited pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HL Acquisitions Corp.
Commission File No.: 001-38563

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2020

HL ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	001-38563	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

499 Park Avenue, 12th Floor New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 486-8100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, one right, and one redeemable warrant	HCCHU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	HCCH	The Nasdaq Stock Market LLC
Rights, each to receive one-tenth (1/10) of one ordinary share	HCCHR	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share	HCCHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on June 6, 2020, HL Acquisitions Corp. (“HL”) entered into a Business Combination Agreement (“Original Agreement”) with Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anónima (the “Company”), Fusion Fuel Green Limited, formerly known as Dolya Holdco 3 Limited, a private limited company domiciled in Ireland (“Parent”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly owned subsidiary of Parent (“Merger Sub”), and the shareholders of the Company (“Company Shareholders”).

On August 25, 2020, the parties to the Original Agreement entered into the Amended and Restated Business Combination Agreement (“Amended and Restated Agreement”), pursuant to which the Original Agreement was amended and restated in its entirety to, among other things: (i) provide a waiver by HL to allow the Company to amend its articles of association in order to create and issue a new class of shares (the Company Class A shares), (ii) provide that the contingent consideration, if issuable pursuant to the Amended and Restated Agreement, will be issued to holders of Company Class A shares rather than holders of Company ordinary shares, and to make other related changes, (iii) remove the financing condition in the earnout and reallocate the contingent consideration earnable among the remaining earnout conditions, (iv) remove the condition to closing that HL have at least €22,800,000 in cash, net of disbursements to HL public shareholders who elect to have their ordinary shares converted to cash and certain agreed expenses, (v) add a condition to closing that Parent receive an aggregate of no less than $25,122,500 in escrow pursuant to the Subscription Agreements (described in Item 8.01 below), and (vi) provide that Parent shall be required to adopt an incentive equity plan and file a registration statement on Form S-8 with respect to such plan within 6 months of the closing and not prior to closing.

The foregoing summary describes the material amendments made to the Original Agreement and does not purport to describe all of the terms of the Amended and Restated Agreement. It is qualified in its entirety by reference to the text of the Amended and Restated Agreement. The Amended and Restated Agreement is attached as an exhibit hereto and is incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information relating to the Notes (as defined below) included in Item 8.01 is incorporated by reference in this item to the extent required.

Item 8.01 Other Events

Subscription Agreements

Effective August 13, 2020, Parent and HL engaged Fearnley Securities Inc. as joint lead manager of a private placement of Class A Ordinary Shares of Parent (“Parent Class A Ordinary Shares”).

Effective as of August 25, 2020, Parent entered into subscription Agreements (“Subscription Agreements”) with 34 accredited investors (“Investors”), pursuant to which Parent will, immediately following the consummation of the transactions contemplated by the Amended and Restated Agreement (the “Transactions”), issue an aggregate of 2,450,000 Parent Class A Ordinary Shares (“Shares”) to the Investors at a price of $10.25 per share, for aggregate gross proceeds to Parent of $25,112,500. The closing of the Subscription Agreements is conditioned upon (i) HL receiving shareholder approval of the issuance of the Shares pursuant to the rules and regulations of the Nasdaq Stock Market, (ii) HL, Parent, and Fusion Fuel consummating the Transactions, and (iii) the listing of the Parent Class A Ordinary Shares on Nasdaq. Each Investor’s subscription amount will be placed into escrow pending the closing of the Transactions. The Investors may not cancel, terminate or revoke the Subscription Agreement and will only have a right to a return of their subscription amount in the event that the Transactions do not close. Upon the closing of the Subscription Agreements, Parent will pay aggregate commissions and fees of approximately $837,000 with respect to the sale of securities thereunder.

Parent has agreed that, as soon as reasonably practicable, but in no event later than 30 days following the closing of the Transactions, it shall file a registration statement with the Securities and Exchange Commission covering the resale by the Investors of the Shares and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter.

The Shares were offered and sold to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), based on the fact that the sale will have been made without any general solicitation or advertising and based on representations from each Investor that (a) it was an accredited investor (to the extent applicable), (b) it was purchasing the Shares for its own account investment, and not with a view to distribution, (c) it had been given access to full and complete access to information regarding Parent, HL, Fusion Fuel, and the Transactions, (d) it understood that the offer and sale of the Shares was not registered and the Shares may not be publicly sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom, and (e) it understood that HL is required under the rules and regulations of the Nasdaq Stock Market to seek shareholder approval of the issuance of the Shares.

Promissory Notes

On August 19, 2020, persons and entities affiliated with Jeffrey Schwarz, HL’s Chief Executive Officer, Jonathan Guss, a director of HL, and other initial stockholders of HL loaned to HL an aggregate of approximately $146,000 for working capital purposes. The loans were evidenced by promissory notes (“Notes”) which are non-interest bearing, non-convertible, and payable upon the consummation of HL’s initial business combination. If a business combination is not consummated, the Notes will not be repaid by HL and all amounts owed thereunder by HL will be forgiven except to the extent that HL has funds available to it outside of its trust account.

The foregoing summary of the Notes is qualified in its entirety by reference to the text of the Notes, a form of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On August 25, 2020, HL and Fusion Fuel issued a joint press release announcing that Parent had entered into the Subscription Agreements. The press release is included as Exhibit 99.1 hereto.

The information furnished hereunder, including the related exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of HL, except as shall be expressly set forth by specific reference in such document.

Additional Information

HL INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING HL’S SECURITIES, IN CONNECTION WITH THE PROPOSED TRANSACTION WITH THE COMPANY. THIS CURRENT REPORT ON FORM 8-K, INCLUDING THE EXHIBITS HERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

HL AND THE COMPANY AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF HL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS UNDER SEC RULES. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF HL’S DIRECTORS AND OFFICERS IN HL’S FILINGS WITH THE SEC, INCLUDING HL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH WAS FILED WITH THE SEC ON SEPTEMBER 10, 2019. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM HL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED TRANSACTIONS THAT WAS FILED WITH THE SEC ON AUGUST 12, 2020.

INVESTORS AND SECURITY HOLDERS OF HL AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN, AND WILL BE, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. HL’S DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF HL AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTIONS, AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT HL AND THE COMPANY, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY HL, WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE BY DIRECTING A WRITTEN REQUEST TO HL ACQUISITIONS CORP., 499 PARK AVENUE, 12TH FLOOR, NEW YORK, NY 10022.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER HL NOR THE COMPANY UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE COMPANY’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND THE COMPANY’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN HL AND ARE NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN HL.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN HL’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING HL AND THE COMPANY, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO HL OR ANY PERSON ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER HL NOR THE COMPANY UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Amended and Restated Business Combination Agreement, dated as of August 25, 2020, by and among HL Acquisitions Corp., Fusion Welcome – Fuel, S.A., Fusion Fuel Green Limited, Fusion Fuel Atlantic Limited, and the shareholders of Fusion Welcome – Fuel, S.A.
10.1	Form of Promissory Note
10.2	List of Noteholders
99.1	Press Release

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). HL agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2020	HL ACQUISITIONS CORP.

	By:	/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz
Chief Executive Officer

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